Exhibit 99.1

Mingteng International Expands Ongoing Strategic Collaboration with Leading NEV Top Tier Supplier in China to Support Sustainable Development

WUXI, China, January 12, 2026 (GLOBE NEWSWIRE) -- Mingteng International Corporation Inc. (the “Company” or “Mingteng International”) (Nasdaq: MTEN), an automotive mold developer and supplier in China, today announced the deepening of its ongoing collaboration with a leading top tier supplier in China in the new energy vehicle (“NEV”) sector, as part of its continued efforts to support the strategic development of new energy technologies in the automotive market.

The Company’s cooperating client (the “Client”) is engaged in the production of a range of core components used in electric powertrain systems, including drive assemblies, electric drive axles, electric motors, and transmission systems. According to the industry data from a Kerui Consulting research, the Client has ranked among the top in market share for motor systems used in NEV heavy-duty trucks for three consecutive years from 2022 to 2024. The Client has also established long-term and stable partnerships with major Chinese commercial vehicle manufacturers in China.

As aluminum alloy materials account for an increasing proportion in electric drive systems and transmission systems, the Company supports its clients through close collaboration in mold development and product manufacturing. The Company’s capabilities in complex mold design and precision production enable the delivery of lightweight components that contribute to improved efficiency and support the green transformation of the automotive industry.

Mr. Yingkai Xu, Chairman and Chief Executive Officer of Mingteng International, commented, “New energy technologies are reshaping the automotive industry and redefining how value is created across the supply chain. By deepening our cooperation with leading NEV suppliers, we are strengthening our role in critical powertrain applications and supporting customers as they expand their new energy product offerings. We believe innovation-driven collaboration will continue to play a key role in advancing sustainable development and positioning Mingteng International for long-term growth. Looking ahead, Mingteng International expects new energy technologies to continue reshaping the automotive industry. The Company plans to further leverage collaborative innovation to support sustainable development and the ongoing transition toward greener mobility solutions.”

About Mingteng International Corporation Inc.

Based in China, Mingteng International Corporation Inc. is an automotive mold developer and supplier that focuses on molds used in auto parts. The Company provides customers with comprehensive and personalized mold services, covering mold design and development, mold production, assembly, testing, repair and after-sales service. With its production plant located in Wuxi, China, the Company aims to build a systematic solution for automobile mold services and create a personalized and integrated “Turnkey Project” for customers. The Company’s main products are casting molds for turbocharger systems, braking systems, steering and differential system, and other automotive system parts. The Company also produces molds for new energy electric vehicle motor drive systems, battery pack systems, and engineering hydraulic components, which are widely used in automobile, construction machinery and other manufacturing industries. For more information, please visit the Company’s website: https://ir.wxmtmj.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports its files with the U.S. Securities and Exchange Commission (the “Commission”) before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For investor and media inquiries, please contact:

Mingteng International Corporation Inc.

Investor Relations Department
Email: ir@wxmtmj.cn

Ascent Investor Relations LLC

Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com